UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED (Exact name of registrant as specified in its charter)
Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☒   Form 40-F☐

Amendment of Warehouse Facility

On November 20, 2025, TIF Funding LLC (the “TIF Borrower”), TCIL Funding I LLC (the “TCIL Borrower” and, together with the TIF Borrower, the “Borrowers”), each a wholly-owned subsidiary of Triton International Limited (the “Company”), Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent, Wilmington Trust, National Association (“Wilmington Trust”), as collateral agent and securities intermediary, and certain lenders (the “Lenders”) entered into an amendment and restatement (the “Loan Agreement Amendment”) of the Loan and Security Agreement (the “Loan Agreement”) relating to the Borrowers’ $1.125 billion asset-backed warehouse facility (the “Warehouse Facility”), which was initially entered into by the TIF Borrower in December 2018. Certain related agreements under the Warehouse Facility (the “Facility Documents”) were also amended or entered into on the same date in connection with the Loan Agreement Amendment (together with the Loan Agreement Amendment, the “Warehouse Facility Amendment”). As of the date of the Warehouse Facility Amendment, there was $260.0 million outstanding under the Warehouse Facility.

Pursuant to the Warehouse Facility Amendment, (i) the TCIL Borrower joined the Warehouse Facility as a borrower and Triton Container International Limited joined the Warehouse Facility as the seller of Containers (as defined below) to the TCIL Borrower and as the manager of Containers owned by the TCIL Borrower, (ii) the existing Lender commitments were modified in connection with the joinder of a new Lender to the Warehouse Facility, with no change to the aggregate Lender commitments under the Warehouse Facility, (iii) the revolving period of the Warehouse Facility was extended to November 2028, during which period borrowings will bear interest at Daily Simple SOFR plus 1.50%, and after which period any borrowings will convert to term notes maturing in November 2032 and bearing interest at Daily Simple SOFR plus 2.50%, and (iv) certain other technical and conforming changes were made to the Facility Documents.

The Warehouse Facility is secured primarily by a pool of intermodal containers and related assets (collectively, “Containers”). The Warehouse Facility contains affirmative and negative covenants and representations and warranties customary for financings of this type. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations.

Wilmington Trust serves or has served as the trustee with respect to certain other securitization transactions involving the Company’s subsidiaries. In addition, from time to time, the Lenders that provide funding to the Borrowers pursuant to the Warehouse Facility or their affiliates have performed, and may in the future perform, various commercial banking, investment banking, hedging, trustee and financial advisory services for the Company and its subsidiaries for which they have or will receive customary compensation.

The above description of the Loan Agreement Amendment is qualified in its entirety by reference to the full text of the Loan Agreement, as amended by the Loan Agreement Amendment, a copy of which is expected to be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2025.

Incorporation by Reference

This Current Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-283474) and Form F-3 (File No. 333-291561), as such registration statements may be amended from time to time.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
TRITON INTERNATIONAL LIMITED

Date: November 25, 2025	By:	/s/ Lily Colahan
Name: Lily Colahan
Title: Vice President, General Counsel and Secretary

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